December 11, 2023

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F. Street, N.E.

Washington, D.C. 20549

Attention: George K. Schuler and Craig Arakawa

Re:	Augusta Gold Corp.

Form 10-K for the fiscal year ended December 31, 2022

Filed March 16, 2023

File No. 000-54653

Dear Messrs. Schuler and Arakawa:

Our firm represents Augusta Gold Corp., a Nevada corporation (the “Company”). On behalf of the Company, reference is made to the letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 27, 2023 (the “Comment Letter”) which contains comments on the above-referenced Form 10-K. As discussed with Mr. Schuler via phone call on December 11, 2023, we are respectfully requesting an extension until December 22, 2023 to respond to the Comment Letter.

If you have any questions pertaining to the extension request, please contact me at (303) 352-1133.

Sincerely,

Dorsey & Whitney LLP

/s/ Jason Brenkert

Jason Brenkert
Partner

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